UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                   FORM ll-K



          [   ]        Annual Report Pursuant to Section l5(d) of the
                        Securities Exchange Act of 1934


           [X]   Transition Report Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934


       For the transition period from July 1, 1996 to December 31, 1996



                          Commission file number 1-12



              Full title of the Plan and the address of the Plan,
               if different from that of the issuer named below:



                      The Quaker Stock Bonus Savings Plan



Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                         The Quaker Oats Company
                         P.O. Box 049001
                         Chicago, Illinois 60604-9001









Item 1.   See Item 4.

Item 2.   See Item 4.

Item 3.   See Item 4.

Item 4.   Financial Statements and Exhibits

          (a)  Financial Statements

               The Quaker Stock Bonus Savings Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA), and the report of Washington, Pittman & McKeever, independent public accoun-tants, as prepared in accordance with the financial reporting requirements of ERISA is attached hereto and incorporated into this report.

          (b)  Exhibit

               Consent of Independent Public Accountants - Washington, Pittman & McKeever.


                                  SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                             The Quaker Stock Bonus Savings Plan
                             (Name of Plan)


                             DENNIS M. CORRY
                             (Dennis M. Corry)
                             Senior Manager - Benefit Plans



                             KATHLEEN KEARNEY
                             (Kathleen Kearney)
                             Manager - Benefit Plans


                             ANNE TUMMINARO
                             (Anne Tumminaro)
                             Manager - Employee and Management Services

Date: June 26, 1997


                    Exhibit Index

Exhibit                                         Paper (P) or
Number              Description                 Electronic (E)

 (a)                The Quaker Stock Bonus            E
                    Savings Plan Financial
                    Statements as of
                    December 31, 1996 and
                    June 30, 1996

 (b)                Consent of Independent            E
                    Public Accountants







Exhibit (a)




                            THE QUAKER OATS COMPANY

                      THE QUAKER STOCK BONUS SAVINGS PLAN

                             FINANCIAL STATEMENTS

                   AS OF DECEMBER 31, 1996 AND JUNE 30, 1996

                  TOGETHER WITH INDEPENDENT AUDITOR'S REPORT














                            THE QUAKER OATS COMPANY

                      THE QUAKER STOCK BONUS SAVINGS PLAN

                   AS OF DECEMBER 31, 1996 AND JUNE 30, 1996




                               TABLE OF CONTENTS




                                                    PAGE


INDEPENDENT AUDITOR'S REPORT                          6

STATEMENTS OF NET ASSETS AVAILABLE FOR
  BENEFITS                                          7-8

STATEMENTS OF CHANGES IN NET ASSETS
  AVAILABLE FOR BENEFITS                           9-10


NOTES TO FINANCIAL STATEMENTS                     11-16

SCHEDULE OF ASSETS HELD FOR INVESTMENT
  PURPOSES                                         17


SCHEDULE OF REPORTABLE TRANSACTIONS                18

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS          19













                         INDEPENDENT AUDITOR'S REPORT


To the Plan Committee of
THE QUAKER STOCK BONUS SAVINGS PLAN
of The Quaker Oats Company

We have audited the accompanying Statements of Net Assets Available for Benefits of The Quaker Stock Bonus Savings Plan (Plan) as of December 31, 1996 and June 30, 1996, and the related Statements of Changes in Net Assets Available for Benefits for the six months ended December 31, 1996 and the year ended June 30, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and June 30, 1996, and the changes in net assets available for benefits for the six months ended December 31, 1996 and the year ended June 30, 1996 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Assets Held for Investment Purposes and of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements. These schedules contain supplementary information required by the Department of Labor's Rules and Regulations for Reporting
Disclosure under the Employee Retirement Income Security Act of 1974.   The
supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                WASHINGTON, PITTMAN & McKEEVER

Chicago, Illinois
June 12, 1997






                             THE QUAKER OATS COMPANY

                       THE QUAKER STOCK BONUS SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                             AS OF DECEMBER 31, 1996

                             (dollars in thousands)

                                                              Union        Non-Union       Union
                                                            (Non-ESOP)       (ESOP)     (Non-Sch. E)      Non-
                                                            Stock Bonus   Stock Bonus     PAYSOP      Schedule E     Schedule E
                                                              Quaker         Quaker       Quaker         Money         Money
                                                  Total     Stock Fund    Stock Fund    Stock Fund    Market Fund    Market Fund

ASSETS
The Quaker Oats Company common stock,
  at market (1,815,232 shares, cost $51,743)     $69,206     $7,848       $60,706         $652         $   -            $  -
Collective Short-Term Investment Fund              1,376         65           264            2           150             895

          Total investments                       70,582      7,913        60,970          654           150             895

Contributions receivable - Employee                  185         20           157            -             1               7
Contributions receivable - Employer                  174         19           155            -             -               -
Dividends and interest receivable                    521         59           452            5             1               4

          Total assets                            71,462      8,011        61,734          659           152             906

LIABILITIES

Payable for Quaker stock purchased                   179         15           164            -             -               -
Interfund payable (receivable)                         -          1            (3)           -            (1)              3

          Total liabilities                          179         16           161            -            (1)              3

NET ASSETS AVAILABLE FOR BENEFITS                $71,283     $7,995       $61,573         $659         $ 153            $903


                 See accompanying notes to financial statements.






                             THE QUAKER OATS COMPANY

                       THE QUAKER STOCK BONUS SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                               AS OF JUNE 30, 1996

                             (dollars in thousands)


                                                Union        Non-Union       Union         Non-Union
                                              (Non-ESOP)       (ESOP)     (Non-Sch. E)   (Schedule E)       Non-
                                              Stock Bonus   Stock Bonus     PAYSOP          PAYSOP       Schedule E     Schedule E
                                                 Quaker         Quaker       Quaker         Quaker          Money         Money
                                     Total     Stock Fund    Stock Fund    Stock Fund     Stock Fund    Market Fund    Market Fund

ASSETS
The Quaker Oats Company common
  stock, at market (1,862,630
  shares, cost $52,398)             $63,096     $7,775       $54,550         $  771         $   -          $  -           $   -
Collective Short-Term
  Investment Fund                     1,170         52           163              1             -           167             787

          Total investments          64,266      7,827        54,713            772             -           167             787

Contributions receivable -
  Employee                              307         36           258              -             -             2              11
Contributions receivable -
  Employer                              179         28           151              -             -             -               -
Dividends and interest receivable       536         66           460              6             -             1               3

          Total assets               65,288      7,957        55,582            778             -           170             801

LIABILITIES

Payable for Quaker stock purchased       89          2            87              -             -             -               -
Interfund payable (receivable)            -          -             1             (2)            -             -               1

          Total liabilities              89          2            88             (2)            -             -               1

NET ASSETS AVAILABLE FOR BENEFITS   $65,199     $7,955       $55,494         $  780         $   -          $170           $ 800


                  See accompanying notes to financial statements.




                             THE QUAKER OATS COMPANY

                       THE QUAKER STOCK BONUS SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                   FOR THE SIX MONTHS ENDED DECEMBER 31, 1996

                             (dollars in thousands)


                                                              Union        Non-Union       Union
                                                            (Non-ESOP)       (ESOP)     (Non-Sch. E)      Non-
                                                            Stock Bonus   Stock Bonus     PAYSOP      Schedule E     Schedule E
                                                              Quaker         Quaker       Quaker         Money         Money
                                                  Total     Stock Fund    Stock Fund    Stock Fund    Market Fund    Market Fund

ADDITIONS
Investment Income:
  Dividends                                     $ 1,029    $   115       $   904          $  10        $    -          $   -
  Interest                                           35          2             7              -             4             22

          Total investment income                 1,064        117           911             10             4             22

Realized gain on The Quaker Oats Company
  common stock - (Note 4)                         1,009          9           994              6             -              -
Unrealized gain (loss) on The Quaker Oats
  Company common stock - (Note 5)                 6,765        676         6,101            (12)            -              -
Employee contributions                            3,378        378         2,846              -            19            135
Employer contributions                            1,008        123           885              -             -              -
Contributions from other plans                        6          -             4              -             2              -
             Total additions                     13,230      1,303        11,741              4            25            157

DEDUCTIONS
Distributions to participants                     6,234        157         5,964             15             3             95
Dividends to participants                           912          -           912              -             -              -
             Total deductions                     7,146        157         6,876             15             3             95

Increase (decrease) in net assets                 6,084      1,146         4,865            (11)           22             62

Net assets available for benefits, beginning
  of period                                      65,199      7,955        55,494            780           170            800
Interfund transfers, net                              -     (1,106)        1,214           (110)          (39)            41

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF PERIOD                                 $71,283    $ 7,995       $61,573          $ 659        $  153          $ 903



                 See accompanying notes to financial statements.





                             THE QUAKER OATS COMPANY

                       THE QUAKER STOCK BONUS SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                        FOR THE YEAR ENDED JUNE 30, 1996

                             (dollars in thousands)


                                                Union        Non-Union       Union         Non-Union
                                              (Non-ESOP)       (ESOP)     (Non-Sch.E)    (Schedule E)       Non-
                                              Stock Bonus   Stock Bonus     PAYSOP          PAYSOP       Schedule E     Schedule E
                                                 Quaker         Quaker       Quaker         Quaker          Money         Money
                                       Total   Stock Fund    Stock Fund    Stock Fund     Stock Fund    Market Fund    Market Fund

ADDITIONS
Investment Income:
  Dividends                          $ 2,083      $  255        $ 1,803      $   25        $     -          $   -         $   -
  Interest                                71           4             19           -              -              9            39

       Total investment income         2,154         259          1,822          25              -              9            39

Realized gain on The Quaker Oats
  Company common stock - (Note 4)      1,403         107            895         344             57              -             -
Unrealized gain (loss) on The Quaker
  Oats Company common stock - (Note 5)   839         100          2,820        (255)        (1,826)             -             -
Employee contributions                 7,091         822          6,006           -              -             43           220
Employer contributions                 2,358         316          2,042           -              -              -             -
Contributions from other plans            15           -             15           -              -              -             -
              Total additions         13,860       1,604         13,600         114         (1,769)            52           259

DEDUCTIONS
Distributions to participants          9,094       1,189          7,026         595             76             50           158
Dividends to participants              1,792           -          1,762           -             30              -             -
              Total deductions        10,886       1,189          8,788         595            106             50           158

Increase (decrease) in net assets      2,974         415          4,812        (481)        (1,875)             2           101

Net assets available for benefits,
  beginning of period                 62,225       8,014         48,975       1,055          3,371            157           653
Interfund transfers, net                   -        (474)         1,707         206         (1,496)            11            46

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF PERIOD                      $65,199      $7,955        $55,494      $  780        $     -          $ 170         $ 800



                 See accompanying notes to financial statements.





                            THE QUAKER OATS COMPANY

                      THE QUAKER STOCK BONUS SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

                   AS OF DECEMBER 31, 1996 AND JUNE 30, 1996



NOTE 1 - THE QUAKER STOCK BONUS SAVINGS PLAN

The following brief description of The Quaker Stock Bonus Savings Plan (Plan) provides only general information. The Plan document should be referred to for the complete Plan provisions.

General

The Plan was adopted by The Quaker Oats Company (Company) and provides a program under which eligible employees may acquire an ownership interest in the Company and accumulate funds on a pretax basis for long-term retirement savings. The Plan is intended to qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

This report discusses the six-month transition period ended December 31, 1996. The Plan year end changed from a June 30 fiscal year end to a fiscal year aligned with the calendar year beginning January 1, 1997.

Overall responsibility for administering the Plan rests with the Plan's administrative committee which is appointed by the Board of Directors of the Company. The Plan's trustee, The Northern Trust Company, is responsible for the management and control of the Plan's assets and has certain discretionary authority and control over such assets. The Plan's administrative committee has appointed Hewitt Associates as the Plan's record keeper. The Company pays all expenses incurred by the Plan.

Eligibility

The Plan covers those employees of the Company who were included in a group designated by the Board of Directors or the Executive Committee of the Board and had completed one year of service prior to the original effective date of the Plan. Under the current terms of the Plan, designated employees of the Company are eligible to participate in the Plan on the first day of the month following the date on which they complete one year of service.

Participants' Accounts

Participants in the Plan may invest in the Quaker Stock Fund or the Money Market Fund.

The Quaker Stock Fund invests in common stock of the Company.  Effective June
1,  1994, a portion of the Plan was designated an Employee Stock Ownership Plan
(ESOP), within the meaning of Section 4975(e)(7) of the Internal Revenue Code. An ESOP account is maintained for each participant included in a group listed on Schedule E of the Plan. Effective June 30, 1994, the Quaker Stock Sharing Plan (PAYSOP) was merged into the Plan and the net assets of the PAYSOP were
transferred into the Plan.   Such assets  transferred  into the Plan were
separately maintained as PAYSOP accounts until June 30, 1995, at which time the
PAYSOP accounts were merged into the ESOP accounts.   Those participants who
did not have ESOP accounts had their PAYSOP accounts converted into special ESOP
subaccounts.   A  non-ESOP  account is maintained  for  each  participant, consisting of the portion of the participant's account that is not included in an ESOP or PAYSOP account.

The Money Market Fund invests in short-term fixed-income securities.

Contributions

The Plan allows participants to contribute 1 percent to 15 percent of their earnings, depending upon their location, in whole percentage increments, to the Plan before Federal and most state withholding taxes are computed. Participants have the option to change their investment election once a month. Participants may elect to invest their contributions in either the Quaker Stock Fund or the Short-Term Investment (Money Market) Fund. The Company contributes an addi-tional 50 percent of a participant's contributions to the Quaker Stock Fund to
a maximum of 4 percent of a participant's eligible earnings.   Once a year,
participants have the option to transfer all or a portion of their monies they have accumulated in the Short-Term Investment Fund to the Quaker Stock Fund in multiples of 25 percent. Once a year, participants who are at least age 59 1/2 or who become totally and permanently disabled may transfer funds, in multiples of 25 percent, between the two funds.

The Plan provides for discretionary cash contributions by the Company.

Participants may contribute to the Plan any portion of distributions received from other qualified plans when the contributions qualify as a tax-free roll-over.

Participants may elect to deposit excess funds from The Quaker Flex Plan to the Plan. The Company does not provide additional contributions on these funds.

Generally, all contributions are not subject to Federal income taxes until distributed to the participant or the participant's beneficiary.

Distributions

All dividends received with respect to Company stock held on the record date a) in a participant's ESOP account, and b) in a participant's PAYSOP account, if the participant's group is listed on Schedule E of the Plan, are distributed to participants no later than 90 days after the end of the Plan year in which the dividends are received.

A participant may elect in writing to receive distribution of all or a portion of his account if he is at least age 59 1/2 or if he is totally and permanently disabled as determined by the Company with the advice of a medical doctor. Additionally, a participant may receive the portion of his account consisting of participant contributions (and, for those not listed on Schedule E, excluding any amounts that have been invested in the Quaker Stock Fund for less than two full Plan years after the year in which they were invested) in the event of a hardship. Hardship means when funds are required for purchasing or making capital expenditures for a primary residence, financing the post-secondary education of a participant or the participant's family or alleviating an immediate and substantial financial hardship.

Effective June 1, 1994, a participant may elect to withdraw a portion of his ESOP or PAYSOP account if the participant: a) is an employee; b) has completed at least 10 years of service since becoming a participant in the ESOP (including years of participation in the PAYSOP prior to June 30, 1994); and c) is at least age 55. Generally, the annual maximum amount subject to this election is 25 percent of the participant's account balance, reduced by any amounts previously distributed under this provision.

If a participant's employment with the Company is terminated, the Plan will distribute the account balance to the participant or the participant's beneficiary. A participant may defer the lump-sum distribution or the start of installment payments until age 70 1/2. If a participant terminates employment, attains age 65 in a Plan year, and no distribution or deferral election is received by the 15th day after the end of the Plan year, an automatic lump-sum distribution will be made. A participant may elect in writing to receive the distribution in one of the following ways: (a) in a lump sum; or (b) in approximately equal annual installments over a chosen period. The period chosen, however, must be no longer than the participant's life expectancy when distributions begin as determined by Internal Revenue Service regulations. If the distribution is made through installment payments, a participant's remaining account balance will continue to be adjusted for net earnings and gains and losses as of each valuation date. If a participant's account value is $3,500 or less, an automatic lump-sum distribution will be made as soon as
practicable after the end of the Plan year in which termination  occurs.   This
does not apply to accounts under $3,500 at the end of the transition period ended December 31, 1996.

Plan Terminations

The Plan may be terminated at any time by action of the Company's  Board of
Directors.   In the event of the Plan termination, the value of the accounts determined as of the effective date of such termination shall be held for the benefit of participants, former participants or their beneficiaries.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The preparation of the financial statements in conformity with Generally Accepted Accounting Principles (GAAP) requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates and assumptions.

The accompanying financial statements have been prepared on the accrual basis
of accounting.   Interest income is recorded as earned and dividend income is recorded as of the record date.

Investment Valuation

Investments are included in the accompanying Statements of Net Assets Available for Benefits at fair market value. Fair market value is based on published market prices.

Net realized and unrealized gains and losses for the period are reflected in the accompanying Statement of Changes in Net Assets Available for Benefits. The net realized gain or loss on the investments sold is calculated as the difference between the proceeds received and the average cost of the
investments.   The net realized gain or loss on the distribution of investments is calculated as the difference between the fair market value on the date of distribution and the average cost of the investments. The net unrealized gain or loss is calculated as the difference between the fair market value of the investments less the cost of the investments at the end of the Plan year and the fair market value of the investments less the cost of the investments at the beginning of the Plan year.

Security purchases and sales, including related gains and losses, are recognized on the transaction trade date. Brokerage commissions increase the cost or decrease the sale proceeds on the security transactions.


NOTE 3 - FEDERAL INCOME TAXES

The Plan obtained its latest determination letter on August 20, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, l996 and June 30, 1996.


NOTE 4 - REALIZED GAIN ON INVESTMENTS

The realized gain on Quaker stock was as follows:


                                              Six Months Ended        Year Ended
                                              December 31, 1996       June 30, 1996


Proceeds from the sale/distribution
  of Quaker stock                                   $  5,093              $  6,942
Less:  Cost of investments sold/distributed            4,084                 5,539

REALIZED GAIN ON INVESTMENTS                        $  1,009              $  1,403


NOTE 5 - UNREALIZED GAIN ON INVESTMENTS

The unrealized gain on Quaker stock was as follows:


                                                Six Months Ended       Year Ended
                                               December 31, 1996      June 30, 1996

Unrealized gain, beginning of year                 $  10,698            $   9,859
Unrealized gain during the year                        6,765                  839

UNREALIZED GAIN, END OF YEAR                       $  17,463            $  10,698



NOTE 6 - CURRENT VALUE GAIN

Based on the Current Value reporting requirements of the Department of Labor and the Internal Revenue Service instructions for Form 5500, the net realized gain on the investments sold is calculated as the difference between proceeds received and the fair market value of investments on the first day of the Plan year or the acquisition date if purchased during the Plan year. The net realized gain on the distribution of investments is calculated as the difference between fair market value of investments on the date of distribution and the fair market value of investments on the first day of the Plan year. The net unrealized gain is calculated as the difference between the fair market value of investments at the end of the Plan year and the fair market value at the beginning of the Plan year. The net realized gain and net unrealized gain were as follows:



                                                Six Months Ended       Year Ended
                                               December 31, 1996      June 30, 1996

Net realized gain on investments                   $    202             $     247
Net unrealized gain on investments                    7,572                 1,995

NET GAIN IN FAIR VALUE OF INVESTMENTS              $  7,774             $   2,242


NOTE 7 - RECONCILIATION OF THE FORM 5500 TO THE FINANCIAL STATEMENTS

The following is a reconciliation of net assets available for benefits per the Form 5500 to the financial statements:



                                                    As of                 As of
                                               December 31, 1996      June 30, 1996

Net assets available for benefits per
  the Form 5500                                    $ 71,126             $ 63,928
Add:  Distributions payable to participants             157                1,271

NET ASSETS AVAILABLE FOR BENEFITS PER THE
  FINANCIAL STATEMENTS                             $ 71,283             $ 65,199


The following is a reconciliation of benefits paid to participants per the Form 5500 to the financial statements:


                                                Six Months Ended       Year Ended
                                               December 31, 1996      June 30, 1996

Distributions to participants per the Form 5500     $   5,120          $   6,543
Add:   Distributions payable, beginning of year         1,271              3,822
Less:  Distributions  payable, end of year                157              1,271


DISTRIBUTIONS TO PARTICIPANTS  PER  THE
  FINANCIAL STATEMENTS                              $   6,234          $   9,094




                            THE QUAKER OATS COMPANY

                      THE QUAKER STOCK BONUS SAVINGS PLAN

     FORM 5500 ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            AS OF DECEMBER 31, 1996

                            (dollars in thousands)


                                                                  Market
Description                       Number of Shares      Cost      Value

The Quaker Oats Company Common
  Stock *                             1,815,232       $51,743    $69,206

Collective Short-Term Investment Fund                   1,376      1,376

Total Investments                                     $53,119    $70,582


*  Identifies a party-in-interest to the Plan.




                             THE QUAKER OATS COMPANY

                       THE QUAKER STOCK BONUS SAVINGS PLAN

            FORM 5500 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS

                   FOR THE SIX MONTHS ENDED DECEMBER 31, 1996

                             (dollars in thousands)


                                  Purchase                             Sale                         Current     Net
Description of Security      Price    # of Trades       Price    # of Trades    Cost of Security     Value      Gain

The Quaker Oats Company
   Common Stock            $ 3,428         46          $ 2,836        16            $ 2,303         $ 6,264    $ 533











                                                            Exhibit (b)



                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the use of our report dated June 12, 1997 (and all references to our Firm) included in or made a part of the Form 11-K. It should be noted that we have not audited any financial statements of The Quaker Stock Bonus Savings Plan subsequent to December 31, 1996 or performed any audit procedures subsequent to the date of our report.





                                                  WASHINGTON, PITTMAN & McKEEVER


Chicago, Illinois
June 20, 1997